MINERVA GOLD INC.

12/1 Kunayev str, IA 17

Nur-Sultan, 010000, Kazakhstan

(725) 225-1800

August 6, 2021

Division of Corporation Finance
U.S. Securities & Exchange Commission
100 F Street, NE
Washington, D.C. 20549
www.sec.gov

Re: Minerva Gold Inc.

Registration Statement on Form S-1

Filed April 21, 2021

File No. 333-255403

Dear Ms. Liz Packebusch,

We received your letter dated May 18, 2021, pursuant to the Securities Exchange Act of 1933, as amended, please find the Company’s Amendment No. 1 to its Registration Statement on Form S-1, marked to show the changes to the Company’s Registration Statement on Form S-1, as filed with the Securities and Exchange Commission on April 21, 2021. In addition to the Amended Registration Statement, the Company supplementally responds to all the Commission's comments as follows (the term “our” or “we” as used herein refers to the Company):

Registration Statement on Form S-1 filed April 21, 2021

Risk Factors, page 9

1. Please include a risk factor discussing the risk of doing business in Kazakhstan.

Our response:  We have included a risk factor discussing the risk of doing business in Kazakhstan.

Description of Business, page 21

2. It appears that you may be a shell company as defined in Securities Act Rule 405 as you have no or nominal assets (or assets consisting solely of cash or cash equivalents), and you have no or nominal operations. Please revise your prospectus, including your prospectus cover page, summary, and description of business section to disclose that you are a shell company and add a risk factor that highlights the consequences of your shell company status. If you do not believe that you are a shell company, please provide us with your legal analysis.

Our Response:  We do not believe that Minerva Gold Inc. is a “shell company” as described under Rule 405 of Regulation C under the Securities Act of 1933, as amended.  Rule 405 of Regulation C defines a “shell company” as a registrant that has: (1) no or nominal operations; and (2) either (i) no or nominal assets; assets consisting solely of cash and cash equivalents; or (iii) assets consisting of any amount of cash and cash equivalents and nominal other assets.

Specifically, we do not believe that Minerva Gold Inc. can be classified as having “no or nominal operations”. We have carefully considered our company and believe that the company is an operating company, not a shell company. There is a focused business in the business of mineral property exploration. Our management has specific knowledge and background experience in our line of business as stated in the S-1. From inception, Minerva Gold Inc. devoted a significant amount of time to the development of its business, research into the potential market and raising of capital. In furtherance of the planned business, Minerva Gold Inc. on March 29, 2021 executed a consulting agreement with a geologist aimed at locating mineral property containing economic gold mineralization and determination of possibilities and prospects of extracting gold from such sites. As a result of this agreement, we have located first potential mineral property. On August 3, 2021, Minerva Gold Inc. signed a Mineral Property Option Agreement with GLOBMINE Limited Liability Partnership that holds (i) the License No.824 for the exploration of the Kairakty 1 Central site, which is an integral part of the Kairakty Mineragenic Zone. Site is located in the Khromtau and Mugalzhar districts, Aktobe region, West Kazakhstan. The area is 15,6 km2; and (ii) the License No. 877 for the exploration of the Kairakty 1 North-East site, which is an integral part of the Kairakty Mineragenic Zone. Site is located in the Khromtau district, Aktobe region, West Kazakhstan. The area is 11,2 km2. The Mineral Property Option Agreement is filed as an exhibit with the Amendment No 1 to S-1 registration statement.

While our assets and operations are not yet large in size, they are more than “nominal” and do not consisting solely of cash and cash equivalents. The assets that we have are sufficient for our business at this stage of development. We do not believe that such activities and the various other activities we have undertaken in the furtherance of our planned business can be classified as having “no or nominal operations”. We feel that we better fit the definition of a “start-up” company than a “shell company.”

3. Please reconcile your disclosures at pages 22, 27, and 30, stating that you have not yet selected a consultant-geologist, with disclosure elsewhere stating that, on March 29, 2021, you executed a consulting agreement with a geologist aimed at locating mineral property containing economic gold mineralization and determination of possibilities and prospects of extracting gold from such sites. With respect to the consulting contract filed as Exhibit 10.1, please clarify the discrepancy between the $2,000 contractor fee recited therein and the expected use of $5,000 from the proceeds of this offering towards contractor fees.

Our Response:  We have reconciled our disclosures in accordance with the comments of the commission.

4. We note your disclosure at page 24 that you will be required to comply with all governmental regulations applicable to your business in any jurisdiction in which you would conduct activities; however, you do not believe that these regulations will have a material impact on the way you conduct your business. Please expand your disclosure to discuss the material government regulations applicable to your business, including any environmental laws. Refer to Item 101(h) of Regulation S-K. If appropriate, please include a risk factor addressing same.

Our Response: We have expanded our disclosure to discuss the material government regulations applicable to our business.

Exhibit Index, page Exhibits

5. Please file a legal opinion and related consent with your next amendment. Refer to Item 16 of Form S-1 and Item 601(b)(5) of Regulation S-K. In addition, please update your disclosure under the heading "Interests of Named Experts and Counsel" to identify the counsel which will be providing an opinion.

Our Response:  We have filed a legal opinion and related consent with our Amendment No.1.

Thank you.

Sincerely,

/S/ Aftandil Aibekov

Aftandil Aibekov, President